August 14, 2018

Robert Benya
President
Seven Stars Cloud Group, Inc.
Room 4, Fenghuayuan Drive-in Movie Theater Park
No. 21, Liangmaqiao Road, Chaoyang District
Beijing 10015
People's Republic of China

       Re: Seven Stars Cloud Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 30, 2018
           File No. 001-35561

Dear Mr. Benya:

        We issued comments to you on the above captioned filing on May 18, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 28, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

        Please contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions. You may also contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch
Chief, at 202-551-3257 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications